
July 26, 2024

Bryan M. Hackworth
Chief Financial Officer
Universal Electronics Inc.
15147 N. Scottsdale Road, Suite H300
Scottsdale, AZ 85254-2494

> **Re: Universal Electronics Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 0-21044**

Dear Bryan M. Hackworth:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Manufacturing